NEWS RELEASE

Crosshair Commences Vanadium Resource Expansion Program

Dated: December 10th, 2009	(NYSE Amex: CXZ) (TSX: CXX)

Crosshair Exploration & Mining Corp. (NYSE Amex: CXZ) (TSX: CXX) (“Crosshair”) is pleased to announce the commencement of the vanadium resource expansion program on the Central Mineral Belt (CMB) Project in Labrador as outlined in its news release dated October 15th, 2009.  The vanadium resource expansion program has been planned with the goal of adding significant pounds of vanadium to the existing vanadium resource without the need for further drilling.  Given the fact that the previous drill programs on the CMB Project focused exclusively on uranium, most holes were only sampled where uranium was encountered.  For this reason, approximately 3,000 metres of existing core needs to be sampled and assayed for vanadium.

The current 43-101 resource contains not only uranium, but a significant vanadium component.  The resource contains 11.7 million pounds of vanadium (6.9 million tonnes at 0.08% V2O5) in the indicated category and an additional 15.8 million pounds (8.2 million tonnes at 0.09% V2O5) in the inferred category.  This existing resource includes only the vanadium found within the uranium resource envelope; however the ultimate vanadium resource appears to extend well beyond the uranium resource envelope.  For additional information, please refer to Crosshair’s News Release dated October 15th, 2009 (Crosshair Announces Plans for Vanadium Resource).

The first phase of the vanadium sampling program is being carried out at core storage facilities in Goose Bay Labrador and is anticipated to be completed by the end of January 2010. This will be followed by a second phase to be carried out at the C-Zone Armstrong camp in central Labrador.   This work will be followed by resource modeling and estimation.  Anticipated cost of the entire program is approximately $300,000.

About Crosshair

Crosshair is a dominant player in the exploration and development of uranium and gold in the US and Canada.   Its flagship Project, Bootheel, is located in uranium mining friendly Wyoming and with its in-situ mining potential; Bootheel is designed for near term production.  The CMB Uranium Project is located in Labrador, Canada and has four currently defined resources – C Zone, Area 1, Armstrong and Two Time Zone.  The Crosshair team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

Stewart Wallis, P.Geo., President of Crosshair and a Qualified Person as defined by NI 43-101, has reviewed and is responsible for the technical information contained in this news release.

For more information on Crosshair and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
CEO

T: 604-681-8030
F: 604-681-8039
E: investor@crosshairexploration.com
www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.